EXHIBIT 15.1

Convenience translation

Declaration

by the Board of Management and the Supervisory Board of Daimler AG

pursuant to Section 161 of the German Stock Corporation Act (AktG)

regarding the German Corporate Governance Code as amended on June 18, 2009*

Section 161 of the German Stock Corporation Act (AktG) requires the Board of Management and the Supervisory Board of a listed stock corporation to declare each year that the recommendations of the “German Corporate Governance Code Government Commission” as published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette have been and are being met or, for which reasons which recommendations have not been or are not being applied. Permanent public access to such declaration must be given on the website of the Company.

The German Corporate Governance Code (“Code”) contains rules with varying binding effects. Apart from outlining aspects of the applicable German Stock Corporation Law, it contains recommendations from which companies are permitted to deviate. However, if they do so, they must disclose this each year. According to § 161 AktG, in the version of the German Accounting Law Reform Act dated May 25, 2009, deviations from the recommendations of the Code have to be explained. The Code further contains suggestions which can be ignored without giving rise to any disclosure requirement.

The Board of Management and the Supervisory Board of Daimler AG have decided to disclose and explain not only deviations from the Code’s recommendations (see I.) but also — without being legally obliged to do so — deviations from its suggestions (see II.).

For the period from December 2008 until August 4, 2009, the following declaration refers to the Code as amended on June 6, 2008. For the corporate governance practice of Daimler AG since August 5, 2009, this declaration refers to the requirements of the Code as amended on June 18, 2009, published in the electronic Federal Gazette on August 5, 2009.

The Board of Management and the Supervisory Board of Daimler AG declare that as a rule both the recommendations and the suggestions of the “German Corporate Governance Code Government Commission” have been and are being met. The Board of Management and the Supervisory Board of Daimler AG also intend to follow the recommendations and suggestions of the German Corporate Governance Code in the future. The following recommendations and suggestions are the only ones that have not been and are not being applied:

I.              Deviations from the Recommendations of the German Corporate Governance Code

1.                                      Deductible with the D&O insurance (Code Clause 3.8, Paragraph 2)

The Directors’ and Officers’ Liability insurance (D&O insurance) obtained by Daimler AG excludes coverage for intentional acts and omissions and for breaches of duty knowingly committed. As a result, a deductible only comes into question in the context of negligent breaches of duty.

Previously, the D&O insurance policy of Daimler AG did not provide for a deductible for negligent conduct by Supervisory Board members. The renewed D&O insurance policy as of April 1, 2010 will provide for such deductible for the members of the Supervisory Board.

The D&O insurance of Daimler AG did provide for a deductible for slight or gross negligence of Board of Management members in the past. With the start of the new D&O insurance policy as of April 1, 2010, this deductible will be adapted to the new legal provision. The previously available option to resolve an additional percentage deduction for grossly negligent breach of duty from the variable portion of remuneration of the Board of Management member concerned will thus be rendered obsolete.

2.                                      Compensation of the Supervisory Board (Code Clause 5.4.6, Paragraph 2, Sentence 1)

The Supervisory Board receives adequate compensation that contains fixed and function-related elements, where applicable, as well as attendance fees. The Articles of Incorporation provide for a base annual fee for each Member of the Supervisory Board. This base annual fee increases according to the respective field of responsibility with taking over further functions within the Supervisory Board, as taking a membership or the Chair of Supervisory Board Committees or the Chair or Deputy Chair of the Supervisory Board. If a member of the Supervisory Board exercises several of the aforementioned functions, he/she shall be remunerated solely according to the function with the highest remuneration. We believe that a function-related compensation system is also more appropriate for the oversight role of Supervisory Board members than performance-related compensation because it eliminates any potential conflicting interests that might arise from decisions of the Supervisory Board with possible influence on performance criteria. Thus the Supervisory Board does not receive performance-related compensation.

II.            Deviations from the Suggestions of the German Corporate Governance Code

1.                                      Broadcast of the Annual Meeting (Code Clause 2.3.4)

The Annual Meeting of Daimler AG is broadcast on the internet through the end of the Board of Management’s report. Continuing the broadcast after this point, particularly broadcasting comments made by individual shareholders could be construed as interfering with privacy rights. The fact that, at the forefront, transmission of the entire Annual Shareholders Meeting requires legitimation by the Articles of Incorporation or Rules of Procedure adopted by the Shareholders’ Meeting itself, points out that, in due consideration, privacy rights of the shareholder are not per se subordinated to a transmission interest.

For this reason the company will go on not to broadcast the entire Annual Meeting.

2.                                      Variable compensation of the Supervisory Board relating to the company’s long-term success (Code Clause 5.4.6 Paragraph 2, Sentence 2)

We refer to the comments on I. 2. with regard to the introduction of performance-related compensation.

Stuttgart, in December 2009

The Supervisory Board	The Board of Management